Mail Stop 3561

July 10, 2008

Barry Diller
Chairman of the Board and Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

> **Re: IAC/InterActiveCorp**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2008**
> **File No. 0-20570**

Dear Mr. Diller:

        We have completed our review of your preliminary proxy statement and have no further comments at this time.

                                                    Sincerely,

                                                    H. Christopher Owings
                                                    Assistant Director

cc: Pamela Seymon
        Wachtell, Lipton, Rosen & Katz